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                           August 11, 2021

       Liisa Nogelo
       Chief Legal Officer
       Surface Oncology, Inc.
       50 Hampshire Street, 8th Floor
       Cambridge Massachusetts 02139

                                                        Re: Surface Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2021
                                                            File No. 333-258518

       Dear Ms. Nogelo :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alicia M. Tschirhart